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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (AMENDMENT NO. 1)



                              SCANFORMS, INC.
- ---------------------------------------------------------------------------
                              (Name of Issuer)

   Common Stock, $0.01 par value                    806011 30 0
- -----------------------------------     -----------------------------------
   (Title of class of securities)                  (CUSIP number)

       Dennis J. Block, Esq.                Harvey J. Kesner, Esq.
     Weil, Gotshal & Manges LLP          American Banknote Corporation
          767 Fifth Avenue                      200 Park Avenue
     New York, New York  10153             New York, New York  10166
           (212) 310-8000                       (212) 557-9100
- ---------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               April 8, 1996
- ---------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 806011 30 0                             13D-PAGE 2


    1    NAME OF REPORTING           American Banknote Corporation
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-0460520

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                 (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF    WC
         FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [_]
         PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF          DELAWARE
         ORGANIZATION:

  NUMBER OF    7   SOLE VOTING POWER:     196,800
   SHARES

 BENEFICIALLY  8   SHARED VOTING POWER:   Not Applicable
  OWNED BY

    EACH       9   SOLE DISPOSITIVE       196,800
  REPORTING        POWER

 PERSON WITH   10  SHARED DISPOSITIVE     Not Applicable
                   POWER:

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  196,800

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [_]
         CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.55%

    14   TYPE OF REPORTING      HC, CO
         PERSON:


     SEE INSTRUCTIONS BEFORE FILLING OUT!


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          This constitutes Amendment No. 1 to the Schedule 13D (the
     "Statement") filed with the Securities and Exchange Commission (the "Commission") by American Banknote Corporation, a Delaware corporation (the "Reporting Person"), with respect to the Common Stock, $0.01 par value (the "Common Stock"), of Scanforms, Inc. (the "Company").
     Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement.

     Item 3.   Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

          All of the shares of Common Stock acquired by the Reporting Person since the date of the Statement were acquired in open market transactions at a total cost of $27,851.25 (including brokerage commissions). Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     Item 4.   Purpose of Transaction.
               ----------------------

          In connection with the Reporting Person's request, by letter dated March 22, 1996 (a copy of which was previously filed as Exhibit
     1 to the Statement) for the confidential information furnished to the management group's financing sources, the Reporting Person and the Company have entered into a Confidentiality Agreement, dated April 8, 1996 (the "Confidentiality Agreement"). Pursuant to the
     Confidentiality Agreement, the Company has agreed to furnish to the Reporting Person certain information concerning the business, operations and financial condition of the Company in connection with the Reporting Person's consideration of a possible transaction with the Company.

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          Pursuant to the Confidentiality Agreement, the Reporting Person
     has agreed that for a period of one year from the date of the Confidentiality Agreement, neither the Reporting Person nor any of its officers or any other person that the Reporting Person or any of its officers control, will, without the prior written approval of the Board of Directors of the Company, directly or indirectly, (i) in any manner purchase or otherwise acquire, or enter into any agreement, arrangement or understanding to purchase or otherwise acquire, or seek to make any proposal to acquire, any securities of the Company in excess of 9.9% of the outstanding voting securities or any assets of the Company; (ii) take any action either alone or with any other person to control or influence the management, Board of Directors, or policies of the Company, including making, or in any way participating in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of, securities of the Company;
     or (iii) seek from the Company or make any public request relating to any modification to or waiver of the provisions of the Confidentiality Agreement described in this paragraph or permission to take any action otherwise prohibited thereunder. The Confidentiality Agreement provides that, except for its obligation to maintain the confidentiality of confidential material supplied by the Company and to take no actions which would require the disclosure of such material, nothing set forth therein will preclude the Reporting Person from making any proposal relating to a merger, business combination, offer to purchase shares, purchase of assets or other extraordinary transaction involving the Company and from publicly commenting on any such proposal. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 2.

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     Item 5.   Interest In Securities of the Issuer.
               ------------------------------------

         (a) As of the date of this Amendment No. 1 to the Statement, the Reporting Person beneficially owns 196,800 shares of Common Stock, representing approximately 5.55% of the outstanding shares of Common Stock. The foregoing percentage is based upon 3,546,648 shares of Common Stock reported outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995 as filed by the Company with the Securities and Exchange Commission.

          (b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock which it beneficially owns.

          (c) Except for the purchases set forth on Schedule I annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock since the date of the Statement. All such purchases were effected in the open market.

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
               ----------------------------------------

               The information set forth in response to Item 4 of this Amendment No. 1 to the Statement is hereby incorporated herein by reference.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               2. Confidentiality Agreement, between the Company and the Reporting Person, dated April 8, 1996.

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                                    SIGNATURE

     After reasonable inquire and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    April 8, 1996

                              /s/Morris Weissman
                              -----------------------------------
                              Morris Weissman
                              Chairman and Chief Executive
                              Officer



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                                   SCHEDULE I
                                   ----------

                         TRANSACTIONS SINCE THE DATE OF
                                THE STATEMENT
                       -----------------------------


                         No. of Shares
     Date                Purchased                Price
     ----                -------------            -----
     3/20/96             5,000                    $3.469
     3/25/96             3,000                    $3.500






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                                  EXHIBIT INDEX
                                  -------------
     Exhibit No.              Description
     -----------              -----------
          2.             Confidentiality Agreement, between Scanform, Inc.
                         and American Banknote Corporation, dated April 8,
                         1996.



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